UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ETERNAL ENERGY CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
29759Y107
(CUSIP Number)
April 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759Y107

1	NAMES OF REPORTING PERSONS Pelagic Capital Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,480,000 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,480,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,480,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.93%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 41,005,822 Common Shares outstanding as of March 18, 2011, the Common Shares reported outstanding on the Issuer’s Annual Report on Form 10-K filed on March 23, 2011.

CUSIP No.	29759Y107

1	NAMES OF REPORTING PERSONS Pelagic Institutional LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,507,573 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,507,573 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,507,573 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.12%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 41,005,822 Common Shares outstanding as of March 18, 2011, the Common Shares reported outstanding on the Issuer’s Annual Report on Form 10-K filed on March 23, 2011.

CUSIP No.	29759Y107

1	NAMES OF REPORTING PERSONS Pelagic Master Fund Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,427 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,972,427 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,972,427 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.81%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 41,005,822 Common Shares outstanding as of March 18, 2011, the Common Shares reported outstanding on the Issuer’s Annual Report on Form 10-K filed on March 23, 2011.

CUSIP No.	29759Y107

1	NAMES OF REPORTING PERSONS McAndrew Rudisill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,480,000 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,480,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,480,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.93%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 41,005,822 Common Shares outstanding as of March 18, 2011, the Common Shares reported outstanding on the Issuer’s Annual Report on Form 10-K filed on March 23, 2011.

Item 1(a)	Name of Issuer:
Eternal Energy Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
2549 W. Main Street
Suite 202
Littleton, Colorado 80120

Item 2(a).	Name of Person Filing:
This Schedule 13G is jointly filed by: (i) Pelagic Institutional LP; (ii) Pelagic Capital Advisors LP; (iii) Pelagic Master Fund Ltd; and (iv) McAndrew Rudisill (all together, the “Reporting Persons”), with respect to shares of common stock (“Shares”) of the Issuer beneficially owned by Pelagic Capital Advisors LP. Pelagic Capital Advisors LP is the investment advisor of Pelagic Institutional LP and Pelagic Master Fund Ltd. McAndrew Rudisill is the sole indirect owner and controls Pelagic Capital Advisors LP.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of both Pelagic Capital Advisors LP and McAndrew Rudisill is: 101 Park Avenue, 21st Floor, New York, New York, 10178. The principal business address of both Pelagic Institutional LP and Pelagic Master Fund Ltd is: c/o Pelagic Capital Advisors LP, 101 Park Avenue, 21st Floor, New York, New York, 10178.

Item 2(c).	Citizenship:
Each of Pelagic Capital Advisors LP and Pelagic Institutional LP is a limited partnership formed under the laws of Delaware. Pelagic Master Fund Ltd is a Cayman Islands exempted company. McAndrew Rudisill is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Common Shares”)

Item 2(e).	CUSIP Number:
29759Y107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Pelagic Capital Advisors LP
(a)	Amount beneficially owned: 4,480,000

(b)	Percent of Class: 10.93%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,480,000

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 4,480,000
Pelagic Institutional LP
(a)	Amount beneficially owned: 2,507,573

(b)	Percent of Class: 6.12%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,507,573

(iv)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 2,507,573
Pelagic Master Fund Ltd
(a)	Amount beneficially owned: 1,972,427

(b)	Percent of Class: 4.81%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,972,427

(v)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 1,972,427
McAndrew Rudisill
(a)	Amount beneficially owned: 4,480,000

(b)	Percent of Class: 10.93%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,480,000

(vi)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 4,480,000

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits

99.1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 12, 2011

PELAGIC INSTITUTIONAL LP

By:	/s/ McAndrew Rudisill

	Name:	McAndrew Rudisill
	Title:	Sole Member

PELAGIC MASTER FUND LTD

By:	/s/ McAndrew Rudisill

	Name:	McAndrew Rudisill
	Title:	Executive Officer

PELAGIC CAPITAL ADVISORS LP

By:	/s/ McAndrew Rudisill

	Name:	McAndrew Rudisill
	Title:	Sole Member

McAndrew Rudisill

By:	/s/ McAndrew Rudisill

McAndrew Rudisill, Individually